August 13, 1996



EOTT Energy Partners,L.P.
1330 Post Oak Blvd.
Suite 2700
Houston, Texas  77056


Re:  Quarterly Report on Form 10-Q Report for the quarter ended June 30, 1996


Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from the registrant's independent accountants whenever there has been a change in accounting principle or practice.

     We have been informed that, during the second quarter of 1996, the Partnership changed from the last-in, first-out ("LIFO") method of accounting for inventory to the average cost method. According to the management of the Partnership, this change was made to conform the inventory costing method used for financial reporting purposes to that used by the Partnership to manage its commercial operations. In addition, the change is also preferable because the differences between the results under LIFO and average cost accounting methods are not material to the historical results of operations of the Partnership and are not expected to be material in future periods based upon the manner in which the Partnership currently operates.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Partnership's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period subsequent to December 31, 1995. Further, we have not examined and do not express any opinion with respect to your financial statements for the three months and six months ended June 30, 1996.

Very truly yours,




Arthur Andersen LLP